	Mailing Address:	Location:
Ministry	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
of Finance	Victoria BC V8W 9V3	Victoria BC
BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

Cover Sheet

TOURNIGAN ENERGY LTD.

Confirmation of Service

Form Filed:

Notice of Change of Directors

Date and Time of Filing:

July 8, 2008 02:26 PM Pacific Time

Name of Company:

TOURNIGAN ENERGY LTD.

Incorporation Number:

C0820454

This package contains:
  Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

Page: 1 of 1

	Mailing Address:	Location:
Ministry	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
of Finance	Victoria BC V8W 9V3	Victoria BC
BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies RON TOWNSHEND July 8, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 8, 2008 02:26 PM Pacific Time

Incorporation Number:	C0820454

Recognition Date and Time:	Continued into British Columbia on March 27, 2008 12:54 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

TOURNIGAN ENERGY LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Poulus, Hein
Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

Last Name, First Name, Middle Name:
Nicol, Dorian (Dusty) Loney
Mailing Address:	Delivery Address:
SUITE 1200 - 570 GRANVILLE STREET	SUITE 1200 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1	VANCOUVER BC V6C 3P1
CANADA	CANADA

Last Name, First Name, Middle Name:
Hopley, Michael
Mailing Address:	Delivery Address:
1490 - 1075 WEST GEORGIA STREET	1490 - 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3C9	VANCOUVER BC V6E 3C9
CANADA	CANADA

Last Name, First Name, Middle Name:
Montgomery, David
Mailing Address:	Delivery Address:
5TH FLOOR, 70 JERMYN STREET	5TH FLOOR, 70 JERMYN STREET
LONDON SW1Y	LONDON SW1Y
UNITED KINGDOM	UNITED KINGDOM

Last Name, First Name, Middle Name:
Bojtos, Peter
Mailing Address:	Delivery Address:
2582 TAFT COURT	2582 TAFT COURT
LAKEWOOD CO 80215	LAKEWOOD CO 80215
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
McLennan, Rex John
Mailing Address:	Delivery Address:
1732A 7TH STREET SW	1732A 7TH STREET SW
CALGARY AB T2T 2W6	CALGARY AB T2T 2W6
CANADA	CANADA

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Last Name, First Name, Middle Name:
Shorr, Ronald
Mailing Address:	Delivery Address:
7 EAST 75TH STREET (PH)	7 EAST 75TH STREET (PH)
NEW YORK NY 10021-2633	NEW YORK NY 10021-2633
UNITED STATES	UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

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